Exhibit 99.134

Q1
2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended
February 28, 2021

Expressed in thousands of Canadian Dollars

TSX : VLNS
OTCQX : VLNCF

The Valens Company Inc.

THE VALENS COMPANY INC.
TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	1
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Cash Flows	4
Notes to the Condensed Interim Consolidated Financial Statements	5-23

THE VALENS COMPANY INC.
Condensed Interim Consolidated Statements of Financial Position As at February 28, 2021 and November 30, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars)

		February 28, 2021	November 30, 2020
	Notes	$	$
ASSETS
Current
Cash		49,300	20,344
Marketable securities and derivatives	4	-	1,032
Trade and other receivables	5	29,217	27,544
Prepaid expenses and other current assets	6	11,057	12,530
Promissory note receivable	7	762	1,409
Income tax receivable		2,122	1,236
Inventory	8,14	14,275	14,383
		106,733	78,478
Non-Current
Property, plant and equipment	9	57,548	53,156
Intangible assets	10	30,100	31,819
Other non-current receivables	15	891	-
Goodwill		4,123	4,123
TOTAL ASSETS		199,395	167,576
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		14,468	14,396
Term loan – current	11	9,000	2,025
Contractual obligation – current	12	3,969	1,660
Lease liabilities - current		556	547
Onerous contract provision	21	547	819
Income taxes payable		414	414
		28,954	19,861
Non-Current
Term loan	11	-	6,913
Contractual obligation	12	6,642	9,041
Lease liabilities		3,759	3,903
Deferred tax liability	17	388	472
		39,743	40,190
Shareholders’ equity
Share capital	16	195,692	162,585
Reserves	16	25,098	19,651
Obligation to issue shares	16	1,798	1,933
Deficit		(62,936)	(56,783)
		159,652	127,386
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		199,395	167,576

Commitments and contingencies (Note 21)

Subsequent events (Note 24)

Approved on behalf of the Board on April 14, 2021:

Signed	Signed

”Tyler Robson”	”Nitin Kaushal”
Director	Director

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

		February 28, 2021	February 29, 2020
	Notes	$	$
Revenue		21,774	31,980
Excise taxes		(1,760)	-
Net revenue	13	20,014	31,980
Cost of sales	8,9,14	14,894	11,469
Inventory valuation allowance	8	352	2,425
Gross profit		4,768	18,086
Operating expenses
Advertising and promotion		364	383
Depreciation and amortization	9,10	2,508	2,409
Facility costs		470	372
General and administrative		757	400
Impairment loss on trade receivables		62	358
Insurance		372	285
Management and consulting fees	15	702	667
Professional fees		562	512
Research, extraction and lab supplies		661	912
Share-based payments	15,16	1,730	2,719
Travel and business development		19	210
Wages and salaries	14,15	3,708	2,298
		11,915	11,525
Income (loss) from operations		(7,147)	6,561
Other income (expense)
Interest income	7	267	251
Financing costs		(178)	(25)
Foreign exchange gain (loss)	12	210	(212)
Joint venture termination cost	15	-	(931)
Accretion	11,12	(704)	(133)
Gain on disposal of capital assets		34	-
Gain on marketable securities and derivatives	4	395	-
		24	(1,050)
Income (loss) before income taxes		(7,123)	5,511
Provision for (recovery of) income taxes	17
Current		(885)	3,048
Deferred		(85)	(80)
		(970)	2,968
Income (loss) and comprehensive income (loss) for the period		(6,153)	2,543
Basic income (loss) per common share		(0.05)	0.02
Diluted income (loss) per common share		(0.05)	0.02
Weighted average number of common shares outstanding	23
Basic		135,672,295	125,698,005
Diluted		135,672,295	129,099,353

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

	Share Capital
		Amount	Reserves	Obligation to issue shares	Deficit	Total
	Number	$	$	$	$	$
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	(36,057)	132,734
Shares issued for exercise of warrants (Note 16(d))	175,424	851	(333)	-	-	518
Share-based payments (Note 16(e))	300,000	480	2,233	6	-	2,719
Shares issued for SoRSE agreement (Note 16(f))	1,730,432	5,070	-	-	-	5,070
Income for the period	-	-	-	-	2,543	2,543
Balance, February 29, 2020	127,709,952	160,227	14,490	2,381	(33,514)	143,584
Balance, November 30, 2020	129,173,184	162,585	19,651	1,933	(56,783)	127,386
Exercise of RSUs (Note 16(a))	42,546	68	(146)	-	-	(78)
Units issued through bought deal financing (Note 16(b))	19,364,000	35,630	4,066	-	-	39,696
Share issuance costs (Note 16(b))	-	(2,929)	-	-	-	(2,929)
Share-based payments (Note 16(c))	200,000	338	1,527	(135)	-	1,730
Loss for the period	-	-	-	-	(6,153)	(6,153)
Balance, February 28, 2021	148,779,730	195,692	25,098	1,798	(62,936)	159,652

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.
Condensed Interim Consolidated Statements of Cash Flows For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars)

		February 28, 2021	February 29, 2020
	Notes	$	$
OPERATING ACTIVITIES
Income (loss) for the period		(6,153)	2,543
Adjustment for non-cash items:
Depreciation and amortization		2,824	2,576
Share-based payments		1,730	2,719
Inventory valuation allowance		352	2,425
Impairment loss on trade receivables		62	-
Provision (recovery) for income taxes		(970)	2,967
Interest expense on lease liability		54	25
Accretion		704	133
Foreign exchange (gain) loss		(210)	212
Interest income on promissory note receivable		(217)	-
Gain on disposal of capital assets		(34)	-
Gain on marketable securities and derivatives		(395)	-
Working capital adjustments:
Trade and other receivables		(1,993)	(15,160)
Prepaid expenses and other current assets		2,223	838
Inventory		(1,266)	(21,571)
Accounts payable and accrued liabilities		3,385	21,941
		96	(352)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(8,740)	(6,507)
Acquisition of intangible assets		(117)	(7,921)
Repayment of promissory note	7	1,614	-
Proceeds from sale of capital assets		59	-
Issuance of promissory note receivable		(750)	-
Proceeds on sale of marketable securities and derivatives		794	-
		(7,140)	(14,428)
FINANCING ACTIVITES
Proceeds from bought deal, net of share issuance costs	16	36,767	-
Proceeds from exercise of warrants		-	518
Payment on exercise of RSUs		(78)	-
Repayments of term loan		(500)	-
Payments on lease liability		(189)	(46)
		36,000	472
CHANGE IN CASH		28,956	(14,308)
Cash, beginning of period		20,344	49,888
Cash, end of period		49,300	35,580
Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

1.	DESCRIPTION OF BUSINESS

The Valens Company Inc. (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets.

The address of the Company’s registered office is 199 Bay Street, 5300 Commerce Court West, Toronto, ON, M5L 1B9.

Valens Agritech Ltd. (“VAL”), was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories, sales of dried cannabis products to authorized provincial and territorial retailers, and the addition of the second production facility in Kelowna. VAL also holds an analytical testing license and received a cannabis research license from Health Canada under the Cannabis Act.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia. Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, BC.

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to perform analytical testing services on cannabis products.

On April 23, 2019, the Company acquired Straight Fire Consulting LLC (“Straight Fire”). On the date of acquisition, Straight Fire did not have any assets or liabilities. The Company is in the process of dissolving Straight Fire.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Pommies is also a mature cannabis micro-processing license applicant.

On June 26, 2020, Valens Australia Pty Ltd. (“VAPL”) was incorporated under the laws of Western Australia to develop the Company’s presence in the Australian market.

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard(“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended November 30, 2020. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on April 14, 2021.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION – continued

Basis of measurement

These condensed interim consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets measured at fair value. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency, unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Farms, Labs, Pommies, Straight Fire, and VAPL. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current year’s presentation.

Critical accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based payment expense included in loss and comprehensive loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill. This assessment included a consideration of external and internal indicators that the asset may be impaired.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION – continued

v)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

vi)	The Company applied judgement in analysing fixed price supply agreements to determine whether the costs and purchase obligations under the contract exceed the economic benefits expected to be received from it. Management measures onerous contracts as a provision or a reduction to prepaid deposits associated with the agreement.

COVID-19 estimation uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. The production and sale of cannabis have been recognized as essential services across Canada. As at February 28, 2021, we have not observed any material impairments of our assets or a significant change in the fair value of assets, due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

3.	APPLICATION OF NEW ACCOUNTING STANDARDS

A.	New IFRS Standards that are effective for the current year:

(i)	Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted this amendment on December 1, 2020 and has determined that there has been no material impact to the Company’s condensed interim consolidated financial statements.

B.	New IFRS Standards in issue but not yet effective:

(ii)	Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

(iii)	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4.	MARKETABLE SECURITIES AND DERIVATIVES

	February 28, 2021 $	November 30, 2020 $
Common shares of Canadian licensed producer	-	750
Purchase warrants of Canadian licensed producer	-	282
	-	1,032

On September 4, 2020, the Company subscribed for $1,000 of units in a Canadian licensed producer’s private placement. The Company received 3,333,333 common shares and 3,333,333 warrants with an exercise price of $0.40 for a term of three years. During the three months ended February 28, 2021, the 3,333,333 common shares were sold for a realized gain of $44 and the 3,333,333 warrants were sold for a realized gain of $351.

5.	TRADE AND OTHER RECEIVABLES

	February 28, 2021 $	November 30, 2020 $
Trade accounts receivable	26,912	25,692
Less: trade receivables valuation allowance	(635)	(589)
Net trade accounts receivable	26,277	25,103
Unbilled revenue on products/services transferred over time	654	366
GST recoverable	99	229
Employee tax receivable (Note 15)	-	771
Other receivables	667	-
Government assistance receivable (Note 14)	1,520	1,075
	29,217	27,544

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	February 28, 2021 $	November 30, 2020 $
Deposits – raw material inventory	9,645	8,759
Deposits – leases and equipment	556	2,707
Prepaid expenses	756	964
Restricted short-term investments	100	100
	11,057	12,530

The restricted short-term investment balance consists of a $100 guaranteed investment certificate maturing on August 20, 2021, bearing an annual interest rate of 0.10%. This investment is held by the bank as security for a corporate credit card facility.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

7.	PROMISSORY NOTE RECEIVABLE

	Canadian licensed producer $	LYF Food Technologies Inc. $	Total $
Balance, November 30, 2020	1,409	-	1,409
Additions	-	750	750
Interest and fees	205	12	217
Repayment	(1,614)	-	(1,614)
Balance, February 28, 2021	-	762	762

On September 4, 2020, the Company converted a $1,360 trade accounts receivable balance of a Canadian licensed producer to a promissory note in the amount of $1,360 which accrued interest at 15% per annum. The promissory note held a second ranking security interest, to the senior lender, over the licensed producers’ assets. On February 23, 2021, the promissory note was repaid in full for proceeds of $1,614 including accrued interest and fees of $254.

On December 4, 2020, the Company advanced $750 to LYF Food Technologies Inc. (Note 24) under a promissory note. The promissory note accrues interest at 6.5% per annum with a stated maturity date of June 3, 2021. As security for the promissory note the Company holds security interest over the borrower’s assets. During the three months ended February 28, 2021, the promissory note earned interest income of $12.

8.	INVENTORY

	February 28, 2021 $	November 30, 2020 $
Dried cannabis and hemp biomass	4,011	3,558
Extracted cannabis and hemp oils	8,173	12,601
Beverage finished goods	132	59
Packaging and supplies	4,042	3,650
	16,358	19,868
Less: Inventory valuation allowance	(2,083)	(5,485)
	14,275	14,383

Inventory expensed to cost of sales for the three months ended February 28, 2021 was $12,196 (February 29, 2020 - $10,995). During the three months ended February 28, 2021, the Company recorded an inventory valuation allowance of $352 relating to the repositioning of vape hardware utilized with certain industry partners (February 29, 2020 - $2,425 recognized on cannabis purchased and processed in which the cost exceeded its net realizable value.)

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab and production equipment	Right- of-use asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2019	3,699	13,759	116	546	659	11,554	-	30,333
Additions	-	21,447	332	342	364	3,238	4,969	30,692
Disposals	-	-	-	(88)	-	(366)	(285)	(739)
Balance, November 30, 2020	3,699	35,206	448	800	1,023	14,426	4,684	60,286
Additions	-	2,699	602	62	30	2,012	-	5,405
Disposals	-	-	-	-	-	(33)	-	(33)
Balance, February 28, 2021	3,699	37,905	1,050	862	1,053	16,405	4,684	65,658
Accumulated depreciation
Balance, November 30, 2019	-	779	-	348	362	2,470	-	3,959
Depreciation	-	417	9	193	193	2,124	487	3,423
Disposals	-	-	-	(86)	-	(23)	(143)	(252)
Balance, November 30, 2020	-	1,196	9	455	555	4,571	344	7,130
Depreciation	-	233	6	49	42	487	171	988
Disposals	-	-	-	-	-	(8)	-	(8)
Balance, February 28, 2021	-	1,429	15	504	597	5,050	515	8,110
Carrying value
November 30, 2020	3,699	34,010	439	345	468	9,855	4,340	53,156
February 28, 2021	3,699	36,476	1,035	358	456	11,355	4,169	57,548

During the three months ended February 28, 2021, the Company recognized $988 of depreciation (February 29, 2020 – $741). Of this amount, $316 was applied to inventory during the three months ended February 28, 2021 (February 29, 2020 – $167).

10.	INTANGIBLE ASSETS

Cost	SoRSE Manufacturing and Sales License $	Customer Relationships $	Micro- Processing License Application $	Brand $	Other $	Total $
Balance, November 30, 2019	14,266	430	2,980	130	9	17,815
Additions	24,183	-	-	-	35	24,218
Balance, November 30, 2020	38,449	430	2,980	130	44	42,033
Additions	-	-	-	-	117	117
Balance, February 28, 2021	38,449	430	2,980	130	161	42,150
Accumulated amortization
Balance, November 30, 2019	2,854	18	-	-	-	2,872
Amortization	7,118	215	-	-	9	7,342
Balance, November 30, 2020	9,972	233	-	-	9	10,214
Amortization	1,780	54	-	-	2	1,836
Balance, February 28, 2021	11,752	287	-	-	11	12,050
Carrying value
November 30, 2020	28,477	197	2,980	130	35	31,819
February 28, 2021	26,697	143	2,980	130	150	30,100

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

11.	CREDIT FACILITY

Term Loan	$
Balance, November 30, 2020	9,500
Additions	-
Repayment (i)	(500)
Balance, February 28, 2021	9,000
Deferred financing costs
Balance, November 30, 2020	562
Additions	-
Accretion (ii,iii)	(562)
Balance, February 28, 2021	-
Total term loan, net of deferred financing costs	9,000
Current portion (iii)	(9,000)
Non-current portion	-

On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). Under the terms of the credit facility, as of May 29, 2020 the Lenders committed to provide the Company up to $40,000 of secured debt financing at interest rates based on prime plus a margin that ranges between 2.0% and 2.5% per annum depending on certain financial covenants. The Credit Facility initially provided for a $20,000 secured term loan, which was fully drawn on May 29, 2020 and up to a $20,000 secured revolving loan, which has not been drawn as at February 28, 2021. In addition, the credit facility initially contained an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants.

On November 30, 2020, it was determined that the term loan no longer provided the flexibility required to support the business or management’s strategic objectives. Accordingly, on November 30, 2020, the Company made a voluntary prepayment of $9,500 borrowed pursuant to the term loan, which reduced the secured revolving loan to $9,500, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) the addition of a minimum liquidity covenant of $5,000 until June 30, 2021 (iv) the addition of a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants and (v) a waiver was received from the Lender relating to the fourth quarter of 2020 financial covenants. The Company incurred and deferred $57 to secure the amendment, which costs are included in the value of the term loan and amortized over the remaining life of the loan.

i.	The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023.

ii.	The Company incurred and deferred $606 to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method. As at February 28, 2021, the applicable interest rate on the term loan was 4.4%. For the three months ended February 28, 2021, the Company incurred financing costs on the Credit Facility of $124 (February 29, 2020 - $nil).

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

11.	CREDIT FACILITY – continued

iii.	As of February 28, 2021, the Company was in breach of certain financial covenants under the credit facility. Accordingly, the remaining balance of the loan was classified as current and recorded at the amount due on demand. Additionally, the Company accelerated the accretion of deferred financing costs associated with the credit facility, resulting in the recognition of $506 of accelerated accretion.

Assuming the lender does not demand repayment of the loan, the Company’s required repayments on the term loan due in each of the next reporting years are as follows:

2021	$1,750
2022	2,750
2023	4,500
9,000

12.	CONTRACTUAL OBLIGATION

The amended and restated SoRSE license agreement contains a decreasing royalty on revenue related to new markets, with annual minimums of US$2,000 over the term of the agreement. On the effective date of the agreement, the Company recognized a contractual obligation of $11,227, calculated as the Canadian dollar equivalent of the present value of future minimum royalty payments, discounted using the Company’s incremental borrowing rate (5.45% at the effective date).

Balance, November 30, 2019	$-
Contract Execution	11,227
Accretion	611
Payment	(964)
Foreign exchange gain	(173)
Balance, November 30, 2020	10,701
Accretion	142
Payment	-
Foreign exchange gain	(232)
Balance, February 28, 2021	10,611
Current portion	(3,969)
Non-current portion	6,642

13.	NET REVENUE

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	February 28, 2021 $	February 29, 2020 $
Toll processing and co-packing	1,745	16,321
Product sales	17,853	15,232
Analytical testing	416	427
	20,014	31,980
Products transferred at a point in time	18,269	15,659
Products/services transferred over time	1,745	16,321
	20,014	31,980

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

14.	GOVERNMENT ASSISTANCE

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

Government grants and assistance are recognized as a reduction in the related expense in the period in which there is reasonable assurance that the grant or assistance has become receivable and all conditions, if any, have been satisfied.

As at February 28, 2021, the Company qualified to receive the CEWS, and of the $1,867 applied for in the three months ended February 28, 2021, $347 has been received and $1,520 is accrued for under trade and other receivables (Note 5). For the $1,867 applied for in the three months ended February 28, 2021, the Company has applied the CEWS as a reduction against the following:

	February 28, 2021 $	February 29, 2020 $
Inventory	147	-
Cost of sales	188	-
Wages and salaries	1,532	-
	1,867	-

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration and other payments to the Company’s directors and other key management personnel are as follows:

	February 28, 2021 $	February 29, 2020 $
Management and consulting fees	-	152
Wages and salaries	528	338
Share-based payments	1,225	1,513
Joint venture termination cost	-	931
	1,753	2,934

As at February 28, 2021, other non-current receivables included $891 due from key management personnel in connection with payroll taxes resulting from share-based payments. On January 20, 2021, repayment terms on these receivable balances were agreed to with key management personnel. The balances are due January 20, 2024 and accrue interest at a rate of 2.45% per annum. For the three months ended February 28, 2021, the balances accrued $4 of interest income.

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Three months ended February 28, 2021:

(a)	The Company issued 42,546 common shares in connection with the vesting and release of 85,087 RSUs resulting in an increase to share capital of $68 and a decrease in cash and cash equivalents of $78 in relation to withholding taxes paid.

(b)	On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one- half share purchase warrant. The total consideration of the units issued was allocated $32,701 to common shares and $4,066 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company incurred share issuance costs of $2,929.

(c)	The Company issued 200,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $135 and increase in share capital of $338.

Three months ended February 29, 2020:

(d)	The Company issued 175,424 common shares in connection with the exercise of warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital.

(e)	The Company issued 300,000 common shares in connection with employment and consulting compensation agreements resulting in an increase to share capital of $480.

(f)	The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement.

Warrants

The following table summarizes warrant activity during the three months ended February 28, 2021 and the year ended November 30, 2020:

	Number	Weighted Average Exercise Price
	of Warrants	$
Balance, outstanding November 30, 2019	8,988,810	3.91
Issued	87,712	4.00
Exercised	(175,424)	2.95
Expired	-	-
Balance, outstanding November 30, 2020	8,901,098	3.93
Issued	9,682,000	2.55
Exercised	-	-
Expired	-	-
Balance, outstanding February 28, 2021	18,583,098	3.21

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES - continued

The following table summarizes the warrants outstanding as at February 28, 2021:

Warrants Outstanding	Warrants Exercisable	Exercise price $	Expiry date
7,594,663	7,594,663	4.00	April 9, 2021	(1)
306,435	306,435	2.95	April 9, 2021	(2)
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
9,682,000	9,682,000	2.55	January 29, 2024
18,583,098	18,583,098

(1) The Company is entitled to accelerate the expiry date of these outstanding warrants. The warrants with an exercise price of $4.00 can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days. Subsequent to the end of the quarter the warrants expired unexercised.

(2) The broker warrants entitle the holder to purchase one unit at a price of $2.95 per unit, comprised of one common share and one-half share purchase warrant. Each full share purchase warrant has an exercise price of $4.00 and can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days. Subsequent to the end of the quarter the warrants expired unexercised.

Obligation to issue shares

The Company has entered into an agreement with an officer, to issue the following shares:

	Number of shares to be issued
	2021	2022	2023	Total
Officer	450,000	600,000	450,000	1,500,000

Of the amount recognized for the obligation to issue shares, $203 was recorded as share-based payments expense related to the issue of 200,000 shares for the three months ended February 28, 2021 (February 29, 2020 - $486 related to the issue of 400,000 shares).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

Escrow shares

In connection with the acquisition of Pommies, 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. At February 28, 2021 these shares remain in escrow as the milestones have not yet been achieved.

Omnibus long-term incentive plan

The Company has in place an omnibus long-term incentive plan (“LTIP”), which allows for a variety of equity- based awards that provide different types of incentives to be granted to certain officers, employees and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”).

THE VALENS COMPANY INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three Months Ended February 28, 2021 and February 29, 2020
(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES – continued

LTIP option plan

The following table summarizes LTIP stock option activity during the three months ended February 28, 2021 and the fiscal year ended November 30, 2020:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2019	-	-
Issued	1,618,481	1.73
Cancelled and forfeited	(574)	1.73
Balance outstanding, November 30, 2020	1,617,907	1.73
Issued	-	-
Cancelled and forfeited	(4,962)	1.73
Balance outstanding, February 28, 2021	1,612,945	1.73
Options exercisable, February 28, 2021	672,761	1.73

The following table summarizes the LTIP stock options outstanding and exercisable as at February 28, 2021:

Options outstanding	Options exercisable	Exercise price $	Expiry date
1,612,945	672,761	1.73	October 18, 2025

The Company used the Black-Scholes option pricing model to establish the fair value of LTIP options granted by applying the following weighted average assumptions at issuance:

	2021	2020
Average dividend per share	-	-
Average forecasted volatility	-	111%
Average risk-free interest rate	-	0.35%
Average expected life	-	5 years
Forfeiture rate	-	5.52%
Fair value – weighted average of options issued	-	$1.36

LTIP RSU’s and DSU’s

The following table summarizes LTIP RSU and DSU activity during the three months ended February 28, 2021 and the fiscal year ended November 30, 2020:

	Number of RSUs and DSUs	Weighted Average Issue Price of RSUs/DSUs
Balance outstanding, November 30, 2019	-
Issued	1,207,875	$1.73
Released and issued	(340,355)	$1.73
Balance outstanding, November 30, 2020	867,520	$1.73
Issued	84,265	$1.78
Released and issued	(85,087)	$1.73
Balance outstanding, February 28, 2021	866,698	$1.73

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

16.	SHARE CAPITAL AND RESERVES – continued

The following table summarizes the LTIP RSUs and DSUs outstanding as at February 28, 2021:

RSUs and DSUs outstanding	RSUs and DSUs Vested	Grant date
866,698	271,078	October 19, 2020

Legacy option plan

The following table summarizes legacy stock option activity during the three months ended February 28, 2021 and the fiscal year ended November 30, 2020:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2019	7,673,362	2.75
Exercised	(436,650)	0.75
Cancelled and forfeited	(408,750)	3.36
Balance outstanding, November 30, 2020	6,827,962	2.84
Cancelled and forfeited	(98,750)	4.23
Balance outstanding, February 28, 2021	6,729,212	2.82
Options exercisable, February 28, 2021	4,602,129	2.49

The following table summarizes the legacy stock options outstanding and exercisable as at February 28, 2021:

Options outstanding	Options exercisable	Exercise price $	Expiry date
538,462	538,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,370,750	1,798,250	1.95	October 13, 2023
750,000	437,500	4.21	May 26, 2024
2,175,000	1,105,000	4.32	July 14, 2024
295,000	122,917	2.79	October 14, 2024
6,729,212	4,602,129

Share-based payments

For the three months ended February 28, 2021 (2020 – February 29, 2020), the Company recorded the following share-based payments:

	2021	2020
Legacy stock options	674	2,233
LTIP stock options	386	-
LTIP RSUs and DSUs	467	-
Obligation to issue shares	203	486
	1,730	2,719

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the three months ended February 28, 2021 and February 29, 2020 is as follows:

	2021	2020
	$	$
Loss before income taxes	(7,123)	(261)
Statutory rate	27%	27%
Expected income tax (recovery) at statutory rates	(1,923)	(70)
Change in statutory rates and other	1	(166)
Permanent differences	472	5,233
Share issue costs	(791)	(776)
Adjustment to prior year provision versus statutory tax returns	-	851
Change in unrecognized deductible temporary differences	1,271	1,203
Income taxes	(970)	6,275

18.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on both the equity markets and debt markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at February 28, 2021 are summarized in the following table:

	Amortized cost $	Financial assets designated as fair value through profit and loss $	Total $
Assets
Cash	49,300	-	49,300
Restricted short-term investments	-	100	100
Promissory note receivable	762	-	762
Receivables (excluding unbilled revenue)	29,454	-	29,454
Liabilities
Accounts payable and accrued liabilities	14,468	-	14,468
Contractual obligation	10,611	-	10,611
Lease liabilities	4,315	-	4,315
Term loan	9,000	-	9,000

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;
b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash, receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above. The fair value of financial instruments not carried at fair value were assessed using level 2 inputs.

The fair values of restricted short-term investments were measured based on Level 1 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At February 28, 2021, the Company had cash, and restricted short-term investments of $49,400 and a balance of $9,000 on a term loan (November 30, 2020 - $20,444 and $9,500). At February 28, 2021, a 1% decrease in interest rates would result in a reduction in interest income by $494 (November 30, 2020 - $204) and a reduction of interest expense of $90 (November 30, 2020 – $95), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, promissory note receivable, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $10,994 in trade accounts receivable outstanding over 60 days at February 28, 2021 (November 30, 2020 – $11,127). The expected credit loss for overdue balances is estimated to be $633 (November 30, 2020 - $573) based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at February 28, 2021, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded a trade receivables valuation allowance loss provision representing 56% of the total balance. Of the Company’s trade receivables outstanding at February 28, 2021, 53% are held with four Health Canada licensed customers of the Company and 11% are held with four provincial boards (November 30, 2020 – 50% held with two Health Canada licensed customer and 18% held with provincial boards).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

On December 4, 2020, the Company advanced $750 to LYF Food Technologies Inc under a promissory note. The promissory note accrues interest at 6.5% per annum with a stated maturity date of June 3, 2021. As security for the promissory note the Company holds security interest over the borrower’s assets.

The carrying amount of cash, restricted short-term investments, promissory note receivable, other non-current receivables and trade and other receivables represent the maximum exposure to credit risk, and as at February 28, 2021, this amounted to $80,270 (November 30, 2020 - $49,397).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 48% of total revenue in the three months ended February 28, 2021 (February 29, 2020 – four Health Canada licensed customers representing 72% of total revenue). The Company recorded sales from three provincial boards representing 39% of total revenue in the three months ended February 28, 2021 (February 29, 2020 – 0 provincial boards representing 0% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at February 28, 2021, the Company has $49,400 of cash and restricted short-term investments (November 30, 2020 - $21,194). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation and term loan with a carrying amount of $27,993 (November 30, 2020 - $18,628).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at February 28, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $1,074 (November 30, 2020 – $1,073). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at February 28, 2021, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $811 (November 30, 2020 – $851). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

20.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	February 28, 2021	February 29, 2020
	$	$
Equipment accrued through accounts payable	498	640
Shares issued to acquire intangible asset	-	5,070
Contractual obligation incurred to acquire intangible asset	-	11,227
Share units released – non-cash portion	146	-
Settlement of obligation to issue shares	338	480
Warrants issued pursuant to bought deal financing	4,066	-
Right of use assets acquired through lease liability	-	2,873

Total interest paid during the three months ended February 28, 2021 was $124 (February 29, 2020 - $nil)

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

21.	COMMITMENTS AND CONTINGENCIES

(a)	The Company has purchase commitments for hemp and cannabis biomass totalling $9,962 over the next year.

In May, 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market.

Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

During the year ended November 30, 2020, the Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss was attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. As at February 28, 2021 the onerous contract liability remains with a balance of $547. The Company did not identify other onerous contracts in the first quarter of 2021.

(b)	Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at February 28, 2021, there remains $8,107 payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2021	11,420
2022	1,943
2023	1,943
2024	1,943
2025	972
Thereafter	-
18,221

22.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

22.	SEGMENTED INFORMATION – continued

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

The operating segments for the three months ended February 28, 2021 and February 29, 2020:

	February 28, 2021				February 29, 2020
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Net revenue	19,598	697	(281)	20,014	31,553	596	(169)	31,980
Cost of sales & inventory allowance	15,363	114	(231)	15,246	13,811	165	(82)	13,894
	4,235	583	(50)	4,768	17,742	431	(87)	18,086
Other operating expenses	7,745	223	3,947	11,915	6,437	144	4,944	11,525
	(3,510)	360	(3,997)	(7,147)	11,305	287	(5,031)	6,561
Non-operating (income) expense	(866)	14	(142)	(994)	3,404	67	547	4,018
Net income (loss)	(2,644)	346	(3,855)	(6,153)	7,901	220	(5,578)	2,543
Total assets	60,268	1,686	137,441	199,395	82,986	1,711	119,243	203,940
Total liabilities	15,695	515	23,533	39,743	46,388	143	13,825	60,356

The geographical breakdown for the three months ended February 28, 2021 and February 29, 2020:

	February 28, 2021			February 29, 2020
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Net revenue	19,957	57	20,014	31,980	-	31,980

Included in net revenue arising from the cannabis operations segment is $3,676 from Customer A, $3,439 from Customer B, $2,291 from Customer C, $2,276 from Customer D, and $2,129 from Customer E. Customers A through E each contributed 10 per cent or more to the Company’s net revenue for the three months ended February 28, 2021 (Three months ended February 29, 2020 – Customer F $7,493, Customer G $6,097, Customer C $5,271, Customer H $4,111, and Customer I $3,394).

THE VALENS COMPANY INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended February 28, 2021 and February 29, 2020

(Unaudited, Expressed in Thousands of Canadian Dollars Except Share Amounts)

23.	EARNINGS PER COMMON SHARE

The following table provide the computation of basic and diluted earnings per common share:

	For the three months ended
	February 28, 2021	February 29, 2020
Weighted Average Shares Outstanding during the period – Basic Earnings Per Share	135,672,295	125,698,005
Add:	-
Incremental shares – stock options	-	1,971,351
Incremental shares – unvested stock-based compensation plan	-	1,429,997
Weighted Average Shares Outstanding during the period – Diluted Earnings Per Share	135,672,295	129,099,353

Stock options to purchase 3,484,168 shares and warrants to purchase 8,594,663 shares were outstanding as of February 29, 2020, but were not included in the computation of diluted earnings per share because the options' exercise price during the respective period was greater than the average market price of the common shares, and, therefore, the effect would have been antidilutive.

24.	SUBSEQUENT EVENTS

On March 5, 2021, the Company announced that it has closed the acquisition of all of the issued and outstanding shares of LYF Food Technologies Inc. (" LYF ") in a cash and share transaction for closing consideration of $24,900 plus up to an additional $17,500 in consideration payable upon the business achieving certain earn-out EBITDA milestones.

AT VALENS, IT'S PERSONAL.

TSX: VLNS | OTCQX: VLNCF